SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2025

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Annual Report of OPC Energy Ltd. for the Year Ended December 31, 2024

On March 12, 2025, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual report (in Hebrew) for the year ended December 31, 2024 (“OPC’s Annual Report”). English convenience translations of the (i) Report of the Board of Directors for the Year Ended December 31, 2024 and (ii) Consolidated Financial Statements as at December 31, 2024, each as published in OPC’s Annual Report, are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to OPC’s plans, expectations and strategy, OPC’s (including CPV Group's) construction and development projects and tenders, including their respective portfolios of projects in various stages of development, the expected start of construction and completion date of projects and estimated cost of and investment in projects, expected financing of projects and characteristics of projects (e.g., capacity and technology) and stage of development of such projects, including commercial operation date (“COD”), and the total volume (in MW) of projects in various stages of development, grid connection, and carbon capture potential, and statements relating to other expectations about these projects, expected timing of maintenance work and commercial operation of plants, the agreement by CPV Group to acquire an additional holding in the Shore power plant, the availability prices published by the PJM and the expected impact on CPV Group’s results, the timing of the next PJM availability tender and proposed changes in pricing methodology, expectations with respect to interest rates, the war in Israel and potential impact on OPC, forecasted electricity and natural gas prices for 2025, 2026 and 2027 and electricity margin, capacity payments and revenues, guaranteed capacity payments and the scope of energy hedges including for 2025 and 2026, the NYISO and ISO-NE markets capacity payments and availability prices, plans for hedging electricity margins, the impact of seasonal fluctuations in tariffs, carbon emissions regulation and the expected impact on CPV Group, gas supply agreements, and statements with respect to the industry and market and potential regulatory and political developments, the impact of seasonality and seasonal tariffs, the Electricity Authority tariffs, including statements about proposed changes in tariff structure and calculation methodology in Israel and expected impact on OPC, the expected impact of a change in the tariff on OPC’s results, the excise tax on fuel in Israel and the expected impact of such a tax on OPC and other non-historical statements. These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of projects, risks as to the feasibility of projects with carbon capture potential, the risk that OPC (including CPV Group) may fail to develop or complete projects or any other planned transactions as planned (including as to the actual cost and characteristics of projects and other transactions) or at all, the risk that tenders are not successful and that development projects do not proceed to construction, risks relating to grid connection, risks relating to financing of construction and development projects including Basin Ranch, risks relating to new and existing regulations and proposed changes to regulations including tariff structure and methodology and risks relating the proposed excise tax on fuel in Israel, risks relating to license requirements and regulatory decisions, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices and natural gas prices in the U.S. and Israel including the risk that prices may differ from the forecasts included in OPC’s report and the impact of hedging arrangements of CPV Group, risks relating to the war in Israel and its impact on OPC and its business including the ability to obtain insurance, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Report of the Board of Directors for the Year Ended December 31, 2024, as published by OPC Energy Ltd. on March 12, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. – Consolidated Financial Statements as at December 31, 2024, as published by OPC Energy Ltd. on March 12, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 12, 2025	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer